FITNESS XPRESS SOFTWARE INC.
                          2755 Maple Street, Suite 109
                              Vancouver, BC V6K 5J1
                            Telephone: (604) 731-6096
                               Fax:(604) 731-6097

November 1, 2006

Attention:        Ms. Susann Reilly
                  U.S. Securities & Exchange Commission
                  Division of Corporate Finance
                  100 F Street, N.E.
                  Washington, D.C., 20549
                  Fax (202) 772-9202

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Wednesday, November 1, 2006 at 3:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,



Ron Bell, President
FITNESS XPRESS SOFTWARE INC.